CUSIP No. 942749 10 2                 13G                           Page 1 of 17
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                                PURSUANT TO 13d-2
                               (Amendment No. 20)*


                         WATTS WATER TECHNOLOGIES, INC.
                         ------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.10 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   942749 10 2
                                   -----------
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)
      |_| Rule 13d-1(c)
      |X| Rule 13d-1(d)

================================================================================

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 942749 10 2                 13G                           Page 2 of 17
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1.       Name of Reporting Person
         I.R.S. Identification No. of Above Persons (Entities Only)

         Timothy P. Horne
         -----------------------------------
2.       Check the Appropriate Box if a Member of a Group     (a) |X|
                                                              (b) |_|

         -----------------------------------
3.       SEC Use Only

         -----------------------------------
4.       Citizenship or Place of Organization

         United States
         -----------------------------------
                  5.    Sole Voting Power
Number of               7,290,410
  Shares                -----------------------------------
Beneficially      6.    Shared Voting Power
 Owned by               50,000
   Each                 -----------------------------------
Reporting         7.    Sole Dispositive Power
 Person                 1,698,050
   With                 -----------------------------------
                  8.    Shared Dispositive Power
                        4,407,580
                        -----------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         7,340,410
         -----------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                              |_|
         -----------------------------------
11.      Percent of Class Represented by Amount in Row 9

         22.6%
         -----------------------------------
12.      Type of Reporting Person

         IN
         -----------------------------------

CUSIP No. 942749 10 2                 13G                           Page 3 of 17
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1.       Name of Reporting Person
         I.R.S. Identification No. of Above Persons (Entities Only)

         George B. Horne
         -----------------------------------
2.       Check the Appropriate Box if a Member of a Group     (a) |X|
                                                              (b) |_|

         -----------------------------------
3.       SEC Use Only

         -----------------------------------
4.       Citizenship or Place of Organization

         United States
         -----------------------------------
                  5.    Sole Voting Power
Number of               None
  Shares                -----------------------------------
Beneficially      6.    Shared Voting Power
 Owned by               50,000
   Each                 -----------------------------------
Reporting         7.    Sole Dispositive Power
 Person                 None
   With                 -----------------------------------
                  8.    Shared Dispositive Power
                        1,974,600
                        -----------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,974,600
         -----------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                              |_|
         -----------------------------------
11.      Percent of Class Represented by Amount in Row 9

          6.1%
         -----------------------------------
12.      Type of Reporting Person

         IN
         -----------------------------------

CUSIP No. 942749 10 2                 13G                           Page 4 of 17
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                            STATEMENT ON SCHEDULE 13G

Item 1(a).  Name of Issuer.*

                  Watts Water Technologies, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

                  815 Chestnut Street
                  North Andover, MA  01845

Item 2(a).  Names of Persons Filing.

                  Timothy P. Horne
                  George B. Horne

Item 2(b).  Address of Principal Business Office or, if None, Residence.

                  c/o Watts Water Technologies, Inc.
                  815 Chestnut Street
                  North Andover, MA  01845

Item 2(c).  Citizenship.

                  United States

Item 2(d).  Title of Class of Securities.

                  Class A Common Stock, par value $.10 per share

----------
* Unless otherwise indicated, information contained in an Item pertains to all members of the group making this filing.

CUSIP No. 942749 10 2                 13G                           Page 5 of 17
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Item 2(e).  CUSIP Number.

                  942749 10 2

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

(a)   |_|   Broker or dealer registered under Section 15 of the Exchange Act.

(b)   |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)   |_|   Insurance company as defined in Section 3(a)(19) of the Exchange
            Act.

(d)   |_|   Investment company registered under Section 8 of the Investment
            Company Act.

(e)   |_|   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)   |_|   An employee benefit plan or endowment fund in accordance with
            Rule 13d-1(b)(1)(ii)(F);

(g)   |_|   A parent holding company or control person in accordance with
            Rule 13d- 1(b)(1)(ii)(G);

(h)   |_|   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act;

(i)   |_|   A church plan that is excluded from the definition of an
            investment company under Section 3(c)(14) of the Investment
            Company Act;

(j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      Not Applicable.

CUSIP No. 942749 10 2                 13G                           Page 6 of 17
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Item 4. Ownership.

      Timothy P. Horne

      (a)   Amount Beneficially Owned:

            Timothy P. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 7,340,410 shares of Class A Common Stock of the Issuer. As noted below, a substantial portion of Mr. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer, which is convertible into Class A Common Stock on a share-for-share basis.

            Includes (i) 1,651,220 shares of Class B Common Stock and 400 shares of Class A Common Stock held by Mr. Horne, (ii) 1,210,840 shares of Class B Common Stock and 4,825 shares of Class A Common Stock held by a revocable trust for the benefit of Daniel W. Horne, Mr. Horne's brother, for which Mr. Horne serves as sole trustee, (iii) 1,210,840 shares of Class B Common Stock and 6,475 shares of Class A Common Stock held by a revocable trust for the benefit of Deborah Horne, Mr. Horne's sister, for which Mr. Horne serves as sole trustee, which trust is revocable with the consent of the trustee, (iv) 1,085,840 shares of Class B Common Stock held by a revocable trust for the benefit of Peter W. Horne, Mr. Horne's brother, for which Peter W. Horne serves as sole trustee, (v) 1,924,600 shares of Class B Common Stock and 50,000 shares of Class A Common Stock held for the benefit of George B. Horne, Mr. Horne's father, under a revocable trust for which Mr. Horne and George B. Horne serve as co-trustees, (vi) 22,600 and 20,200 shares of Class B Common Stock held for the benefit of Tiffany Rae Horne (Mr. Horne's daughter) and Tara V. Horne (Mr. Horne's daughter), respectively, under irrevocable trusts for which Mr. Horne serves as trustee, (vii) 147,740 shares of Class B Common Stock held by a revocable trust for the benefit of Tiffany Rae Horne, for which Walter J. Flowers, a partner in the law firm of Flowers and Manning, LLP, serves as trustee, (viii) 3,094 shares of Class A Common Stock issuable upon the exercise of stock options within 60 days after December 31, 2005, and (ix) 1,736 shares of Class A Common Stock issued to Mr. Horne as a restricted stock award under the Watts Water Technologies, Inc. 2004 Stock Incentive Plan, which remain subject to certain restrictions on the transfer or disposition of such shares. All of the shares of Class B Common Stock noted in clauses
            (i) through (vii) (7,273,880 shares of Class B Common Stock in the aggregate) are subject to The Amended and Restated George B. Horne Voting Trust Agreement - 1997 ("1997 Voting Trust") for which Mr. Horne serves as trustee. (See Exhibit 4 for a description of the 1997 Voting Trust).

CUSIP No. 942749 10 2                 13G                           Page 7 of 17
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      (b)   Percent of Class:

            (See Exhibit 1)

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote

                  7,290,410
                  ---------

            (ii)  shared power to vote or to direct the vote

                  50,000
                  ------

            (iii) sole power to dispose or to direct the disposition of

                  1,698,050
                  ---------

            (iv)  shared power to dispose or to direct the disposition of

                  4,407,580
                  ---------

CUSIP No. 942749 10 2                 13G                           Page 8 of 17
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Item 4. Ownership.

      George B. Horne

      (a)   Amount Beneficially Owned:

            George B. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 1,974,600 shares of Class A Common Stock of the Issuer. As noted below, a substantial portion of Mr. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

            Mr. Horne's beneficial ownership consists of 1,924,600 shares of Class B Common Stock and 50,000 shares of Class A Common Stock held in a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees. All of such shares of Class B Common Stock are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 4 for a description of the 1997 Voting Trust).

      (b)   Percent of Class:

            (See Exhibit 1)

      (c)   Number of shares to which such person has:

            (i)   sole power to vote or to direct the vote

                  None
                  ----

            (ii)  shared power to vote or to direct the vote

                  50,000
                  ------

            (iii) sole power to dispose or to direct the disposition of

                  None
                  ----

            (iv)  shared power to dispose or to direct the disposition of

                  1,974,600
                  ---------

CUSIP No. 942749 10 2                 13G                           Page 9 of 17
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Item 5. Ownership of Five Percent or Less of a Class.

      Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Timothy P. Horne

            George B. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,924,600 shares of Class B Common Stock and 50,000 shares of Class A Common Stock held for the benefit of George B. Horne under a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees.

            Daniel W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,210,840 shares of Class B Common Stock and 4,825 shares of Class A Common Stock held for the benefit of Daniel W. Horne under a revocable trust for which Timothy P. Horne serves as sole trustee.

            Deborah Horne has (subject to obtaining the consent of the trustee as described below) the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,210,840 shares of Class B Common Stock and 6,475 shares of Class A Common Stock held for the benefit of Deborah Horne under a trust for which Timothy P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee.

            Peter W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,135,840 shares of Class B Common Stock held for the benefit of Peter W. Horne under a revocable trust for which Peter W. Horne serves as sole trustee.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      George B. Horne

            Timothy P. Horne shares the power, as co-trustee with George B. Horne of a revocable trust for the benefit of George B. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,924,600 shares of Class B Common Stock and 50,000 shares of Class A Common Stock held in such trust.

CUSIP No. 942749 10 2                 13G                          Page 10 of 17
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Item 7. Identification and Classification of the Subsidiary which Acquired the
Security Being Reported on by the Parent Holding Company or Control Person.

      Not Applicable

Item 8. Identification and Classification of members of the Group.

      A group has filed this Schedule 13G pursuant to Rule 13d-1(d). See Exhibit 3 for the identity of each member of the group.

Item 9. Notice of Dissolution of Group.

      Not Applicable

Item 10. Certification.

      Not Applicable

CUSIP No. 942749 10 2                 13G                          Page 11 of 17
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2006


/s/ Timothy P. Horne
-----------------------------------
TIMOTHY P. HORNE


/s/ Timothy P. Horne *
-----------------------------------
GEORGE B. HORNE

* By Timothy P. Horne, Attorney in Fact pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 12, 1992, which Powers of Attorney are hereby incorporated herein by reference.

CUSIP No. 942749 10 2                 13G                          Page 12 of 17
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                                INDEX OF EXHIBITS

1.    Voting Percentages

2.    Amended and Restated Stock Restriction Agreement

3.    Identity of Group Members

4.    The Amended and Restated George B. Horne Voting Trust Agreement - 1997

CUSIP No. 942749 10 2                 13G                          Page 13 of 17
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                                    EXHIBIT 1

      The following table indicates total percentage of voting power of outstanding shares of the Issuer possessed by any group member who has sole or shared voting power of any shares and by the group as a whole. Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to ten votes on all such matters, equity percentage is not equivalent to voting percentage.

                Stockholder                    Voting Percentage
                -----------                    -----------------

                Timothy P. Horne                    73.8%
                George B. Horne                      0.1%
                -----------------------------------------

                Group                              73.8%

      The following table indicates the percentage of the outstanding shares of Class A Common Stock beneficially owned by each group member and by the entire group as a whole. The percentages were determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

                Stockholder                   Equity Percentage
                -----------                   -----------------

                Timothy P. Horne                    22.6%
                George B. Horne                      6.1%
                -----------------------------------------

                Group                               22.6%

CUSIP No. 942749 10 2                 13G                          Page 14 of 17
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                                    EXHIBIT 2

      All Class B Common Stock shares beneficially owned by members of the group are held individually by or in trust for the benefit of Timothy P. Horne, George
B. Horne, Daniel W. Horne, Deborah Horne, Tara V. Horne, Tiffany R. Horne and Peter W. Horne, and any voting trust certificates representing such shares, are subject to an Amended and Restated Stock Restriction Agreement (the "Agreement"). Upon any proposed voluntary transfer or transfer by operation of law of Class B Common Stock or voting trust certificates representing such shares by any of the above stockholders, or upon the death of such a stockholder holding such shares or voting trust certificates, the other parties to the Agreement (other than George B. Horne) have a pro rata right of first refusal to purchase such shares (including a second opportunity to elect to purchase any shares not purchased under the first right of refusal).

      The purchase price per share is the 15-day average trading price of the Issuer's Class A Common Stock while publicly traded, except in the case of certain involuntary transfers, in which case the purchase price is book value.

      This summary is qualified in its entirety by reference to the text of the Agreement which is incorporated herein by reference to Exhibit 2 to the Issuer's Current Report on Form 8-K dated October 31, 1991, and to the text of Amendment No. 1 to the Agreement which is incorporated herein by reference to Exhibit
10.21 to the Issuer's Annual Report on Form 10-K dated September 16, 1997.

CUSIP No. 942749 10 2                 13G                          Page 15 of 17
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                                    EXHIBIT 3

Item 8 Continued.

         The members of the group are:

         Timothy P. Horne
         George B. Horne

CUSIP No. 942749 10 2                 13G                          Page 16 of 17
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                                    EXHIBIT 4

            The 1,651,220 shares of Class B Common Stock held by Timothy P. Horne, individually, 1,210,840 shares of Class B Common Stock held by a trust for the benefit of Daniel W. Horne, 1,210,840 shares of Class B Common Stock held by a trust for the benefit of Deborah Horne, 1,924,600 shares of Class B Common Stock held by a trust for the benefit of George B. Horne, 1,085,840 shares of Class B Common Stock held by a trust for the benefit of Peter W. Horne, 22,600 and 20,200 shares of Class B Common Stock held for the benefit of Tiffany Rae Horne and Tara V. Horne, respectively, under irrevocable trusts for which Mr. Horne serves as trustee, and 147,740 shares of Class B Common Stock held by a trust for the benefit of Tiffany Rae Horne (7,273,880 shares of Class B Common Stock in the aggregate) are subject to the terms of The George B. Horne Voting Trust Agreement-1997 (the "1997 Voting Trust"). Under the terms of the 1997 Voting Trust, the trustee (currently Timothy P. Horne) has sole power to vote all shares subject to the 1997 Voting Trust.

      Under the terms of the 1997 Voting Trust, in the event Timothy P. Horne ceases to serve as trustee of the 1997 Voting Trust, then Daniel J. Murphy, III, a director of the Issuer, David Dietz, whose professional corporation is a partner in the law firm of Goodwin Procter LLP, and Walter J. Flowers, a partner in the law firm of Flowers and Manning, LLP (each, a "Successor Trustee" and collectively, the "Successor Trustees"), shall thereupon become co-trustees of the 1997 Voting Trust if such individuals are willing and able to succeed. At any time, Timothy P. Horne, if then living and not subject to incapacity, may designate up to two additional persons, one to be designated as the primary designee (the "Primary Designee") and the other as the secondary designee ("Secondary Designee"), to serve in the stead of any Successor Trustee who shall be unable or unwilling to serve as a trustee of the 1997 Voting Trust. Such designations are revocable by Timothy P. Horne at any time prior to the time at which such designees become a trustee. If any of the Successor Trustees is unable or unwilling or shall otherwise fail to serve as a trustee of the 1997 Voting Trust, or after becoming a co-trustee shall cease to serve as such for any reason, then a third person shall become a co-trustee with the remaining two trustees, in accordance with the following line of succession: first, any individual designated as the Primary Designee, next, any individual designated as the Secondary Designee, and then, an individual appointed by the holders of a majority in interest of the voting trust certificates then outstanding. In the event that the Successor Trustees shall not concur on matters not specifically contemplated by the terms of the 1997 Voting Trust, the vote of a majority of the Successor Trustees shall be determinative. No trustee or Successor Trustee shall possess the Determination Power unless it is specifically conferred upon such trustee pursuant to the provisions of the 1997 Voting Trust.

      The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by stockholders (including the trustee of any trust stockholder, whether or not such trust is then in existence) who deposited shares of Class B Common Stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original depositor of which) is not then living, the holders of voting trust certificates representing such shares. The 1997 Voting Trust may be amended by vote of the holders of a majority of the voting trust certificates then outstanding and by the number of trustees authorized to take action at the relevant time. Shares may not be removed from the 1997 Voting Trust during its term without the consent of the trustees.

CUSIP No. 942749 10 2                 13G                          Page 17 of 17
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      This summary is qualified in its entirety by reference to the 1997 Voting
Trust which is incorporated herein by reference to Exhibit 9.2 of the Issuer's Annual Report on Form 10-K dated September 28, 1999 filed with the Securities and Exchange Commission.